SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*





                         Curative Health Services, Inc.
                         ------------------------------
                                (Name of Issuer)



                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   231264-10-2
                                   -----------
                                 (CUSIP Number)



                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.:   231264-10-2

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(1)  Name of Reporting Person:                               Jon M. Tamiyasu

     I.R.S. Identification Nos. of Above Persons
      (entities only):                                       N/A

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(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]

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(3)  SEC Use Only

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(4)  Citizenship or Place of Organization:                   United States

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Number of Shares Beneficially Owned by Each Reporting Person With:

      Number of       (5)     Sole Voting Power                    0
       Shares
     Beneficially     (6)     Shared Voting Power            495,273
      Owned by
        Each          (7)     Sole Dispositive Power               0
      Reporting
     Person With      (8)     Shared Dispositive Power       495,273

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(9)  Aggregate Amount Beneficially Owned by Each
       Reporting Person:                                     495,273

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(10) Check if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                        [ ]

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(11) Percent of Class Represented by Amount in Row 9         4.07%

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(12) Type of Reporting Person                                IN

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






                                  SCHEDULE 13G

CUSIP No.:   231264-10-2

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(1)  Name of Reporting Person:                               Ellen M. Tamiyasu

     I.R.S. Identification Nos. of Above Persons
       (entities only):                                      N/A

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(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]

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(3)  SEC Use Only

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(4)  Citizenship or Place of Organization:                   United States

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Number of Shares Beneficially Owned by Each Reporting Person With:

      Number of       (5)     Sole Voting Power                    0
          Shares
     Beneficially     (6)     Shared Voting Power            366,417
       Owned by
           Each       (7)     Sole Dispositive Power               0
       Reporting
     Person With      (8)     Shared Dispositive Power       366,417

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(9)  Aggregate Amount Beneficially Owned by Each
       Reporting Person:                                     366,417

------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                        [ ]

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(11) Percent of Class Represented by Amount in Row 9         3.04%

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(12) Type of Reporting Person                                IN

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






                                  SCHEDULE 13G

CUSIP No.:   231264-10-2

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(1)  Name of Reporting Person:                               The Tamiyasu Trust,
                                                              dated December 16,
                                                              1997

     I.R.S. Identification Nos. of Above Persons
       (entities only):                                      N/A

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(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]

------------------------------------------------------------------------------

(3)  SEC Use Only

------------------------------------------------------------------------------

(4)  Citizenship or Place of Organization:                   California

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Number of Shares Beneficially Owned by Each Reporting Person With:

      Number of       (5)     Sole Voting Power                    0
          Shares
     Beneficially     (6)     Shared Voting Power            366,417
       Owned by
           Each       (7)     Sole Dispositive Power               0
       Reporting
     Person With      (8)     Shared Dispositive Power       366,417

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(9)  Aggregate Amount Beneficially Owned by Each
       Reporting Person:                                     336,417

------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                        [ ]

------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row 9         3.04%

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(12) Type of Reporting Person                                OO

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






                                  SCHEDULE 13G

ITEM 1(a)      Name of Issuer:

               Curative Health Services, Inc.

ITEM 1(b)      Address of Issuer's Principal Executive Offices:

               150 Motor Parkway, Hauppauge, New York 11788-5108

ITEM 2(a)      Name of Persons Filing:

               Jon M. Tamiyasu and Ellen M. Tamiyasu are husband and wife. The Tamiyasu Trust, dated December 16, 1997 (the "Trust") is a revocable family trust. Mr. and Ms. Tamiyasu are the trustees of the Trust.

ITEM 2(b)      Address or Principal Business Office or, if none, Residence:

               31336 Via Colinas, Suite 101, Westlake Village, California 91362

ITEM 2(c)      Citizenship:

               Mr. and Ms. Tamiyasu are citizens of the United States. The Trust is formed under the laws of the State of California.

ITEM 2(d)      Title of Class of Securities:

               Common Stock, par value $0.01 per share

ITEM 2(e)      CUSIP No.:

               231264-10-2

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          [ ]  Broker or dealer registered under Section 15 of the Act.

          [ ]  Bank as defined in Section 3(a)(6) of the Act.

          [ ]  Insurance Company as defined in Section 3(a)(19) of the Act.

          [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

          [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).



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






          [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1)(ii)(F).

          [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1) (ii)(G).

          [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

          [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.        Ownership

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               Jon M. Tamiyasu:

               (a)  Amount beneficially owned:                         495,273

               (b)  Percent of class:                                    4.07%

               (c)  Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote          0

                    (ii)   Shared power to vote or to direct the
                           vote                                        495,273

                    (iii)  Sole power to dispose or to direct the
                           disposition of                                    0

                    (iv)   Shared power to dispose or to direct the
                           disposition of                              495,273

               Ellen M. Tamiyasu:

               (a)  Amount beneficially owned:                         336,417

               (b)  Percent of class:                                    3.04%

               (c)  Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote          0


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






                    (ii)   Shared power to vote or to direct the
                           vote                                        336,417

                    (iii)  Sole power to dispose or to direct the
                           disposition of                                    0

                    (iv)   Shared power to dispose or to direct the
                           disposition of                              336,417

               The Tamiyasu Trust, dated December 16, 1997:

               (a)  Amount beneficially owned:                         336,417

               (b)  Percent of class:                                    3.04%

               (c)  Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote          0

                    (ii)   Shared power to vote or to direct the
                           vote                                        336,417

                    (iii)  Sole power to dispose or to direct the
                           disposition of                                    0

                    (iv)   Shared power to dispose or to direct the
                           disposition of                              336,417

     The Trust is the record owner of 231,591 shares. Since Mr. and Ms. Tamiyasu are the co-trustees of the Trust, they may be deemed to share voting and dispositive power over such shares. In addition, the Trust has pledged 12,438 of such shares to Curative Health Services, Inc. ("Curative") to secure repayment of a note owed to Curative by a third party. During the calendar year ended December 31, 2002, the Trust sold 225,000 shares.

     An additional 79,602 shares are held of record by Var & Co., nominee for U.S. Bank, N.A., which holds such shares as an escrow holder pursuant to an escrow agreement. Such shares are subject to forfeiture to Curative in payment of indemnification claims that Curative may have against Mr. Tamiyasu or the Trust during an eighteen-month period ending September 28, 2003.

     An additional  184,080 shares are issuable upon  conversion of a Promissory
Note issued by Curative in the name of Mr. Tamiyasu. Mr. Tamiyasu has the right to convert such Promissory Note within sixty days. Mr. Tamiyasu holds such Promissory Note as a nominee for the Trust and six other Curative shareholders. The portion of such Promissory Note allocable to the Trust is convertible into 55,224 shares, which are included in the number of shares beneficially owned by Mrs. Tamiyasu and the Trust. While the entire number of shares issuable on conversion of the Promissory Note is included in the number of shares beneficially owned by Mr. Tamiyasu, he disclaims beneficial ownership of all such shares in excess of the 55,224 shares allocable to the Trust.



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






     In addition, Mr. Tamiyasu has agreed for a one-year period ending February 28, 2003, to vote all of the shares as directed by Joseph Feshbach, the Chief Executive Officer of Curative, with respect to (i) the election of directors, or
(ii) any proposal for an employee benefit plan submitted to Curative's shareholders. Accordingly, Mr. Feshbach may be deemed to share voting power over such shares.

ITEM 5.        Ownership of 5 Percent or Less of a Class.

                    If this  statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

ITEM 6.        Ownership of More than 5 Percent on Behalf of Another Person

               N/A

ITEM 7.        Identification   and  Classification   of  the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

               N/A

ITEM 8.        Identification and Classification of Members of the Group

               N/A

ITEM 9.        Notice of Dissolution of Group

               N/A










                         (Signatures on the next page.)

ITEM 10.       Certifications

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003                  The Tamiyasu Trust, dated December 16,
                                          1997



/s/ Jon M. Tamiyasu                       /s/ Jon M. Tamiyasu
------------------------------            ------------------------------
Jon M. Tamiyasu                           Jon M. Tamiyasu, Trustee



/s/ Ellen M. Tamiyasu                     /s/ Ellen M. Tamiyasu
------------------------------            ------------------------------
Ellen M. Tamiyasu                         Ellen M. Tamiyasu, Trustee


















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